SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2007

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

                     Attached hereto as Exhibit 99.1 is an Investor News Release issued by Fresenius Medical Care AG & Co. KGaA on November 29, 2007, announcing the acquisition of Renal Solutions, Inc.

                     This Report on Form 6-K shall be incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-131840 and 333-141444), and shall be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission.

EXHIBITS

Exhibit 99.1	Investor News Release issued and dated November 29, 2007

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: November 29, 2007

Fresenius Medical Care AG & Co. KGaA, a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner

	By:	/s/ DR. BEN J. LIPPS

	Name:	Dr. Ben J. Lipps
	Title:	Chief Executive Officer and
Chairman of the Management Board

	By:	/s/ LAWRENCE A. ROSEN

	Name:	Lawrence A. Rosen
	Title:	Chief Financial Officer